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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D
                                 AMENDMENT NO. 2

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           MONARCH DENTAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   609044 10 2
                                 (CUSIP Number)

                                 BRUCE GALLOWAY
                           1325 AVENUE OF THE AMERICAS
                                   26TH FLOOR
                            NEW YORK, NEW YORK 10019
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                  MAY 24, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




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
                                               SCHEDULE 13D
----------------------------------------------------------------------------------------------------------
CUSIP No.  609044 10 2                                                               PAGE 2 OF 7 PAGES

----------------------------------------------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           BRUCE GALLOWAY  (FOR AND ON BEHALF OF ACCOUNTS OVER WHICH HE HAS CONTROL)

----------------------------------------------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                (a) [ ]
                                                                                            (b) [X]


----------------------------------------------------------------------------------------------------------
    3      SEC USE ONLY


----------------------------------------------------------------------------------------------------------
    4      SOURCE OF FUNDS*

           PF

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    5      CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(c)


----------------------------------------------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION
           UNITED STATES

----------------------------------------------------------------------------------------------------------
       NUMBER OF             7       SOLE VOTING POWER
         SHARES
      BENEFICIALLY                   138,999
     OWNED BY EACH
       REPORTING
      PERSON WITH         --------------------------------------------------------------------------------
                             8       SHARED VOTING POWER

                          --------------------------------------------------------------------------------
                             9       SOLE DISPOSITIVE POWER
                                     138,999
                          --------------------------------------------------------------------------------
                             10      SHARED DISPOSITIVE POWER

----------------------------------------------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           138,999
----------------------------------------------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

----------------------------------------------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           6.4%
----------------------------------------------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON*

           IN
----------------------------------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT*


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                                                               Page 3 of 7 Pages

ITEM 1. SECURITY AND ISSUER.

         This statement relates to the common stock, par value $.01 per share ("Common Stock") of Monarch Dental Corporation (the "Issuer"). The address of the Issuer's principal executive office is Tollway Plaza II, 15950 North Dallas Parkway, Suite 825, Dallas, Texas 75248.

ITEM 2. IDENTITY AND BACKGROUND.

         (a)-(c), (f) This statement is being filed by Bruce Galloway, a citizen of the United States. Mr. Galloway is a managing director of Burnham Securities, an investment management firm. Mr. Galloway through Burnham Securities holds the Common Stock of the Issuer in various accounts under his management and control. The principal business address for Mr. Galloway is 1325 Avenue of the Americas, 26th floor, New York, New York 10019.

         (d)(e) During the last five years, Mr. Galloway has not been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The total amount of funds required by Mr. Galloway to acquire the shares of Common Stock reported in Item 5(c) was $7,238.35 (including commissions). Such shares of Common Stock were acquired with personal funds.

ITEM 4. PURPOSE OF TRANSACTION.

         On May 24, 2002, Mr. Galloway delivered a letter to the Issuer which letter is attached hereto as Exhibit 1 and is incorporated herein in its entirety. Furthermore, Mr. Galloway will continue to monitor developments at the Issuer on a continuing basis and communicate with members of management and the Board of Directors of the Issuer, other shareholders or potential shareholders of the Issuer and lenders or potential lenders of the Issuer, concerning matters related to the Issuer.

         In addition, an informal arrangement may be deemed to exist between the Reporting Person and Fred Knoll. Mr. Knoll, as the principal of Knoll Capital Management LP, is the investment manager for Europa International, Inc. ("Europa"). As of May 24, 2002, Mr. Knoll, for and on behalf of Europa, has purchased an aggregate of 274,500 shares of the Issuer's Common Stock, representing approximately 12.62% of the total class. Although there is no agreement between Messrs. Knoll and Galloway relating to the Issuer's securities, including any agreement with respect to the holding, disposing or voting of such securities, Mr. Knoll, together with Mr. Galloway, may seek to have discussions with management or the Issuer's lenders regarding the transactions enumerated above and Messrs. Knoll and Galloway may determine to correlate their activities with respect to their investment in the Issuer.




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                                                               Page 4 of 7 Pages

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this filing, Mr. Galloway is the beneficial owner of an aggregate of 138,999 shares of Common Stock, representing approximately 6.4% of the total class. The number and percentage of shares does not include, and Mr. Galloway disclaims beneficial ownership of, the 8,500 shares of Common Stock owned by Mr. Galloway's parents.

(b) Mr. Galloway has the sole power to vote or direct the vote and dispose or direct the disposition of 138,999 shares of Common Stock.

(c) Since the most recent filing on Schedule 13D, Mr. Galloway has effected the following transactions in the Common Stock on the open market:

Date of Purchase  Number of Shares   Transaction   Price per Share (in $)
--------------------------------------------------------------------------------
May 2                      1,000     Sale          3.00000

May 8                      2,000     Purchase      5.00000

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1. Letter to the Issuer, dated May 24, 2002.

                                                               Page 5 of 7 Pages


                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated: June 3, 2002



                                                   /s/ Bruce Galloway
                                                   ----------------------------
                                                   Bruce Galloway, individually





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                                                               Page 6 of 7 Pages


                                 BRUCE GALLOWAY
                        1325 AVENUE OF THE AMERICAS, 26TH
                               NEW YORK, NY 10019




                                  May 24, 2002


BY FACSIMILE &
OVERNIGHT MAIL

W. Barger Tygart, Chairman
Monarch Dental, Inc.
Tollway Plaza II
15950 N. Dallas Parkway, Suite 825
Dallas, TX 75248

Dear Barger:

It was good seeing you, Lisa and the other board members at the annual stockholders meeting recently in Dallas. I was pleased to hear that the company was able to generate positive results in the first quarter of 2002. But as you are probably aware, there is still a lot more work ahead.

In the past two years, the stockholders of Monarch have seen the share price drop from a high of $28.12 to currently at $4.85 on a split-adjusted basis. This translates into approximately $60 million of lost value. During this same period, the Company has spent over $2.7 million on Strategic Alternative Costs, but does not appear to have generated any appreciable value for its stockholders. For example, the Board and its advisor(s) decided to sell the Wisconsin practices at 3x EBITDA, and used the proceeds of the sale to make a payment to the bank, principally Bank of America. I believe that this sale was at significant discount to what this business segment should have sold for. Rather, as a public company we should be purchasing practices at 3x EBITDA and translating this into a growth P/E multiple. As one of just a handful of dental practice management companies listed on a national exchange, this is a valuable platform from which to make acquisitions or raise additional equity capital.

I have been investing in troubled companies for more than 22 years, and I see the situation at Monarch as quite repairable. It reminds me of several publicly traded healthcare companies in which I have been an equity investor over the past two years. All of these companies have been successfully restructured, and have earned a growth P/E multiple from Wall Street: Hanger Orthopedics, Inc. (NYSE: HGR); Davita, Inc. (formerly known as Total Renal, Inc.) (NYSE: DVA); and Quadramed, Inc. (NASDAQ: QMDC).


In the healthcare services space, good companies trade at a price/earnings multiple of 15x, very good ones trade at greater than 20x and companies such as Monarch should trade at a minimum of 8-10x. Based on these multiples Monarch should trade at between $12.50 and $17.50 per share. Monarch has the ingredients to be a company that trades at 10x plus earnings. As such, I will be opposed to any transaction that results in a return to Monarch's stockholders of less than this amount, at a minimum.

                                                               Page 7 of 7 Pages


As I have stated to you on numerous occasions, as the Company's special committee reviews various strategic alternatives, the board must strongly consider keeping the company public, while restructuring or refinancing its bank debt and growing this company. Furthermore, based on Monarch's EBITDA for Q1 2002, the Company should generate approximately $18-$19 million on an annualized basis, which should give the bank and/or another group of lenders a high degree of comfort to do a refinancing. Based on this, the Company should be able to do a high yield bond financing, which many companies in situations similar to that of Monarch have successfully done. I have spoken with several firms who have indicated that a high yield financing of $60MM at 10.5% with $18-$19 million of EBITDA, which is 3x-interest coverage, could be done with those cash flows.

At a meeting that myself and Gary Herman had with Carla Addy of Bank of America just two weeks ago, I was shocked to hear that the Company has not even sent the bank a letter seeking an extension on its bank debt which matures on July 1, 2002. If that is truly the case, I have serious concerns as to why this has not been addressed by management and the board of directors of the company.

As a significant stockholder of Monarch, I must implore you to unleash the equity value in the Company's stock and resolve the debt issue with the banks immediately.

I look forward to hearing back from you in a timely manner.


                                          Very truly yours,

                                          /s/ Bruce Galloway

                                          Bruce Galloway


cc: Allan S. Huston, Director  (member of the Special Committee)
    John E. Maupin, Jr., Director (member of the Special Committee) Glenn E. Hemmerle, Director (member of the Special Committee)
    Warren Melamed, Director
    Carla Addy, Bank of America, N.A.
    Christopher Miller, Fleet National Bank
    John P. Mcmahon, Rabobank Nederland
    Gray Hampton, Banc of America Securities, LLC